BONTAN CORPORATION INC.
QUARTER ENDED SEPTEMBER 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 20, 2008

Index

Overview 3

Business environment 4

Results of operations 6

Liquidity and Capital Resources 11

Key contractual obligations 13

Off balance sheet arrangements 13

Transactions with related parties 13

Financial and derivative instruments 14

Critical accounting estimates 15

Disclosure controls and procedures 15

Internal controls over financial reporting 15

Public securities filing 15

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended September  30, 2008 should be read in conjunction with the unaudited Consolidated Financial Statements for the three and six months ended September 30, 2008, unaudited Consolidated Financial Statements and Management Discussion & Analysis for the three months ended June 30, 2008 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2008. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 20, 2008. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Nature of the Business

Bontan was incorporated under the laws of the province of Ontario, Canada and its shares are publicly traded on the Over The Counter Bulletin Board of NASDAQ under the symbol “BNTNF”. Bontan was a diversified oil and gas exploration company until the fiscal year 2007. However, since writing off its working interest in an exploratory test well in Louisiana in September 2007, the Company has not been able to secure another project which would satisfy its selection criteria. The Company has now extended its search for a new project in all sectors. The Company currently has no active projects on hand.

Summary of Results

During the quarter ended September 30, 2008, the management continued to look for suitable projects to participate into. The project proposals received during the quarter included those relating to technology sector, oil and gas sector and entertainment sector – none met with our minimum acceptable criteria.

Meanwhile, the surplus cash on hand continued to remain invested in short-term marketable securities.

The following table summarizes financial information for the 2nd quarter ended September  30, 2008 and the preceding seven quarters: ( All amounts in ‘000 CDN$ except Net income(loss) per share, which are actual amounts)

Quarter ended	30-Sep	Jun-30	Mar-31	Dec. 31	30-Sep	Jun-30	Mar-31	Dec. 31
	2008			2007				2006
Total Revenue	$9	$193	$156	$18	$25	$123	$499	$130
Net (loss) income	(127)	(20)	23	(170)	(253)	(172)	309	(3)
Working capital	3,164	6,231	5,174	5,692	6,453	6,907	6,625	6,002
Shareholders equity	3,175	6,237	5,180	5,694	6,455	6,907	6,624	6,002
Net loss per share - basic and diluted	$0.00	$0.00	$0.00	$(0.01)	$(0.01)	$(0.01)	$0.00	$0.00

Number of common shares, options and warrants

These are as follows:

As at September 30, 2008 and November 20, 2008
Shares issued and outstanding	30,095,743
Warrants issued and outstanding ( a)	12,846,420
Options granted but not yet exercised (b)	4,825,000

(a)
Warrants are convertible into equal number of common shares of the Company within two years of their issuance, at average exercise price of US$0.46. these warrants have weighted average remaining contractual life of 0.30 year at September 30, 2008.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.46 and have a weighted average remaining contractual life of 1.27 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2008 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S.  Federal Securities Laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the annual report for fiscal 2008. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

Business plan

The Company’s primary business plan is now focused on becoming an international diversified company that invests in major projects or businesses in all sectors.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

The company’s efforts at securing any project  which meets our criteria, have not yet been rewarded but the management is convinced that the current downturn in economy on a worldwide scale may offer opportunity to participate in viable projects at a very competitive prices and terms.

Results of operations

Three months ended September 30	2008	2007
	in 000' CDN $	in 000' CDN $
Income	9	(1)
Expenses	(136)	(252)
Net loss for year	(127)	(253)
Deficit at end of period	(32,793)	(32,500)

Overview

During the quarter ended September 30, 2008, the management mainly focused on completing the annual audit and filings of the audited financials and annual reports will Canadian and US regulatory authorities. We also completed and updated the Manual of Internal Controls over Financial reporting for the Company and introduced certain procedures to formalize and document our on-going internal control processes.

During the period, we reviewed proposals relating to web development and mobile technology. These projects appeared expensive and more speculative and as a result were not pursued further.

Global economic problems resulted in significant decline in market prices of shares of most of the Companies in all sectors during the quarter under review. This has greatly affected the value of the Company’s surplus funds which were mainly invested in marketable securities. The Company however holds sufficient cash on hand which will enable it to meet its operating needs without having to dispose of any investment at significant loss.

The key events during the three months ended September 30, 2007 were:

1.
The Company received and reviewed several different types of projects. These projects included oil exploration in China, design, manufacture and delivery of health drinks, ecological building technology marketing and development and coal production, procurement and sell in USA. All these projects were either too expensive or did not meet the due diligence criteria and hence were eventually not pursued further. After the initial reviews. Some of these projects were received because of advertisements given in industry specific magazines.

2.	We are currently reviewing three proposals in oil and gas. No firm conclusions have yet been reached in respect of any of these proposals.
3.
The surplus funds meanwhile continued to be invested in short term marketable securities. Approximately $4 million remained invested in marketable securities. The fair value of these investments at September 30, 2007 was $4.1 million.

Income

Three months ended September 30	2008	2007
	in 000' CDN $	in 000' CDN $
Interest	2	25
Gains(Losses) on disposal of short term investments	7	(26)
	9	1

Interest income during the quarters ended September 30, 2008 and 2007 related to interest earned on cash balances with brokerage firms. Average cash holdings during the September 2008 quarter were $800,000 versus cash holding of approximately $2.5 million during the September 2007 quarter, which explains significant decline in the interest income.

Gains and losses on disposal of short term investment were realized on disposal of short term investments.

Expenses

The overall analysis of the expenses is as follows:

Three months ended September 30	2008	2007

Operating expenses	$88,796	$93,088
Consulting fees settled for common shares	80,999	78,372
Exchange loss (gains)	(33,704)	81,009

	$136,091	$252,469

Operating Expenses

Three months ended September 30	2008	2007

Travel, meals and entertainment	$11,653	$22,778
Consulting	5,506	13,985
Payroll	9,872	-
Shareholders' information	34,041	37,546
Other	27,724	18,779

	$88,796	$93,088

Travel, meals and entertainment

These expenses mainly related to travel and local entertainment incurred by the key consultant, Mr. Terence Robinson in meeting and exploring new business opportunities and dealing with key shareholders and prospective investors.

During the quarter ended September 30, 2008, Mr. Robinson traveled only once to the USA while conducting most of his meetings in Toronto. As a result, overall expenses were significantly down from the previous period.

Consulting  and payroll costs

Consulting fee in both the quarters ended September 30, 2008 and 2007 mainly consisted of fees paid to administrative assistant.

Mr. Shah, the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost for the three months ended September 30, 2008 and 2007 consisted of fees for the media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp., is a related party. Fees for 2008 quarter was $31,140 versus $31,767 for the 2007 quarter.

The management believes that such services are essential even in the current periods when the Company does not have any active business. In fact, these services are more vital to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, professional fee, telephone, Internet, transfer agents fees and other general and administration costs.

Increase in other operating costs was attributed to higher rent and telecommunication costs.

Rent increased from $1,412 for the quarter ended September 30, 2007 to $3,927 for the quarter ended September 30, 2008. Effective April 1, 2008, the Company subleased larger premises from Current Capital Corp – from approximately 300 sq. ft. to 1,000 sq. ft. to allow for rooms for meeting and visitors. This would enable the management to meet prospective investors, shareholders, business partners, auditors and other visitors in the office rather than outside in a restaurant and achieve further savings in related entertainment expenses.

Telecommunication costs increased from $2,055 in 2007 quarter to $4,255 in 2008 quarter.  This was mainly due to the management including key consultant using phones rather than travel extensively to achieve reduction in overall travel costs.

Thus, increased other operating costs were more than compensated by  reduced travel, meals and entertainment costs which decreased  by half – from approximately $23,000 to $12,000.

The following were significant changes in other operating costs in 2007 period compared to 2006 period:

a.
Interest and bank charges decreased from $10,384 in 2006 quarter to $258 in 2007 quarter. This was owing to interest being charged in 2006 on overdrawn accounts with brokerage firms in US dollar which were not immediately covered by Canadian dollar balances. Although the Company never used margins, there were occasions when buying from one currency account being offset from funds available in other currency account. However these off sets were not matched immediately giving rise to interest charge in one and interest credit in another. We have ensured that such inconsistency did not happen during the quarter ended September 30, 2007.

b.
there was a small balance of $4,081 relating to expenses on the Louisianan gas project being written off in the quarter ended September 30, 2006. No such expense incurred during the quarter ended September 30, 2007.

c.	During the quarter ended September 30, 2007, a new cost of directors and officers insurance premium of $4,292 was incurred, which did not exist in the previous year’s quarter.

d.
effective April 1, 2007, audit fee has been accrued on a quarterly basis based on an estimated annual fee of $25,00. Thus, a fee of $6,250 was accrued for the quarter ended September 30, 2007. In fiscal 2007 and prior years, audit fee used to be accrued at the year end and not on a quarterly basis.

All other costs remained consistent.

Consulting fees settled for Common Shares

Three months ended September 30	2008	2007

Stocks	$79,029	$78,372
Options	$1,970	$-
	$80,999	$78,372

Stock based compensation is made up of the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow. Value of stock compensation expense related the services rendered during the quarter, essentially by three consultants – Mr. Kam Shah, the executive and financial officer, Mr. Terence Robinson, the key consultant and Mr. John Robinson. Value of option expensed related to the services provided during the quarter by the two independent directors in their capacity as audit committee members.

During the quarters ended September 30, 2008 and September 30, 2007, no new Plans were created. However the company still has 950,000 unalloted options from the 2005 Stock Option Plan.

Exchange Losses (gains)

Exchange losses and gains related to translation losses and gains arising from converting foreign currency balances, mainly in US dollar, into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 17% cash and short term investments are in US dollars.

Canadian dollar weakened against US dollar during the quarter ended September 30, 2008 by approximately 4% from $1.02 Canadian per US Dollar at June 30, 2008 to $1.0599 Canadian per US Dollar at September 30, 2008. This resulted in a capital gain of approximately $34,000 for the quarter.

Canadian dollar continued to strengthen over the US dollar during the three months ended September 30, 2007. The exchange rates between the two currencies changed from 1US to CDN 1.06 at June 30, 2007 to 0.99 at September 30, 2007. This trend resulted in net exchange loss of $81,009 on translation at the quarter-end.
Liquidity and Capital Resources

Working Capital

As at September 30, 2008, the Company had a net working capital of approximately $3.2  million compared to a working capital of $5.2 million as at March 31, 2008.

94% of the working capital – approximately $3 million – at September 30, 2008  was in the form of cash and short term investments compared to 94% at March 31, 2008.

Significant decline in the working capital was due to accounting for unrealised losses on short term investments of approximately $1.9 million on application of mark-to market accounting rule as at September 30, 2008. This is further detailed under investment cash flow section below.

Cash on hand as at September 30, 2008 was $0.5 million compared to $1.3 million as at March 31, 2008.

Sudden deterioration in the market condition has severely affected the Company’s working capital base. Management however expects that its existing cash position will enable it to meet its operating needs for the near future and to wait until the market value of its available for sale investments improves.

Operating cash flow

During the quarter ended September 30, 2008, operating activities required net cash outflow of $106,246 compared to the net cash outflow of $129,716 during the quarter ended September 30, 2007.

Operating cash requirements were met primarily through cash on hand.

Investment cash flows

During the three months ended September 30, 2008, the Company invested approximately $278,000 in short term marketable securities while realised approximately $133,000 from the disposal of such securities, which were reinvested. Net additional investments were funded from the available cash on hand.

As a result, the Company had short term investments at a carrying cost of approximately $5.6 million as at September 30, 2008 – of which $5.4 million or 96% was held in Canadian currency and the balance 4% was held in US currency. Approximately 95% of the investments were in 34 public companies while 5% was invested in three private companies.

As at September 30, 2008, the Company held investments with a fair value of $2.5 million as compared to $3.6 million at March 31, 2008, a 31% decrease. The cost base of the Company’s portfolio was $5.6 million as at September 30, 2008 as compared to $4.9 million as at March 31, 2008. As such, the cost of investments exceeded fair value by $2.8 million as at September 30, 2008 compared to $1.3 million at March 31, 2008. The decrease reflected unrealized losses in the current period from the restatement to market of the Company’s investments as at September 30, 2008.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

As at September 30, 2008, included in total investments were securities of private companies with a fair value totaling $nil (cost of $305,990) (March 31, 2008 – fair value of $302,790; cost of $302,790). The fair value of the private companies was determined in accordance with the Company’s accounting policy for private company investments.

These unrealised losses reduced the value of short term investment on the balance sheet and increased the accumulated other comprehensive losses, forming part of the shareholders’ equity by the same amount.

The following is a major composition of the short term investments:

Investment	September 30, 2008			March 31, 2008
	# of Common shares	Cost	Fair value	# of Common shares	Cost	Fair value
Marketable Securities
Brownstone Ventures Inc.	1,207,700	$1,833,966	$724,620	1,266,800	$1,929,049	$1,140,120
Roadrunner Oil & Gas Inc.	1,375,000	$610,736	$343,750	730,000	$330,867	$386,900
32 ( 29 at march 31, 2008)other public companies - mainly in Resource sector		$2,883,984	$1,401,247		$2,377,822	$1,803,950
		$5,328,686	$2,469,617		$4,637,738	$3,330,970
Non-marketable securities
Cookee Corp.	1,000,000	$200,000	$0		$200,000	$200,000
2 other private companies		$105,990	$0		$102,790	$102,790
		$305,990	$0		$302,790	$302,790

		$5,634,676	$2,469,617		$4,940,528	$3,633,760

Management believes that the reduction in fair value of the above investments due to application of mark to market accounting rules is temporary and is a direct effect of the adverse current market conditions in the resource sector in general. The fundamentals of the investee corporations are strong in terms of their financial and portfolio strength. Management has therefore concluded that no provision for any permanent loss in the carrying cost was necessary at September 30, 2008.

Financing cash flows

During the three months ended September 30, 2008 and September 30, 2007, there was no additional financing activity.

Key Contractual Obligations

These are detailed in Note 10 – commitments and contingent liabilities to the consolidated unaudited financial statements for the six months ended September 30, 2008.

Off Balance Sheet Arrangements

At September 30, 2008 and 2007, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 11 of the consolidated unaudited financial statements for the six months ended September 30, 2008.

Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly basis based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements.

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market and credit risks on investments, liquidity risk and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and credit Risks

At September 30, 2008 we had invested approximately $5.6 million (March 31, 2008: $4.9 million) in short-term marketable securities. Approximately 45% (48% as at March 31, 2008) of this investment is in common shares of two Canadian listed and traded corporations.

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its short term investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

The Company is also exposed, in the normal course of business, to credit risk form the sale of its investments.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in viable business projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis. Most of our investments are in oil and gas resource industry.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest earned on its cash balances.

The Company has sufficient cash on hand to meet its operating requirements for the near future. However, if the Company decides to participate in a business project and is unable to raise further equity funds, it may have to either dispose of some of its investments at a significant loss under the current capital market or borrow against it at a higher interest cost or forgo the business opportunity.

The Company does not trade on margins.

Foreign Currency Risk

The majority of our expenditures is in Canadian dollars. As at September 30, 2008; approximately $550,000 – 17% - of our assets were held in US dollar.  (As at March 31, 2008: $1.2 million or 23%).  We had a foreign exchange gain of $33,704 for the three months ended September 30, 2008 (see Results of Operations – Exchange losses (gains) above). The decrease in value of the Canadian dollar as compared to the United States dollar resulted in an exchange gain as our US dollar assets were converted at a higher Canadian dollar value.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2008. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the three months ended September 30, 2008.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

The Company has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles.

The Company’s  Chief Executive Officer and Chief Financial Officer are also responsible for the design of internal controls required in order to provide reasonable assurance that processes used for preparation of financial statements and financial reporting for external purposes are reliable and in accordance with Canadian GAAP. They have evaluated the design of our internal controls and procedures over financial reporting as of the end of the period covered by this report and believe the design to be sufficient to provide such reasonable assurance.

Regardless of how well an internal control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the financial statements due to the inherent limitations of any internal control system.

There were no changes in the company’s internal controls over financial reporting that occurred during the three months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www. Sedar .. com and with the United States Securities and Exchange Commission  and can be viewed  at  www. Edgar.  com